Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

KSNW-TV: Grayscale Media Tour – John Hoffman

BRI SMITH: Today we are talking about spot bitcoin, spot bitcoin efts. have you ever heard of them? Well they're making the news these days with the securities and exchange commission approving some to be traded on the major stock exchanges. the floodgates have opened for all investors to more easily include crypto in their portfolios. if none of this makes sense, here to give us an overview is john hoffman, head of distribution and partnerships at Grayscale the world's largest crypto manager. Welcome John

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Hi Bri thanks for having me today it’s a pleasure to be here.
SMITH: Yes it is a pleasure to have you. for those of us who are new to this kind of investing, me included, what is a spot bitcoin eft and why is it making the news these days?

HOFFMAN: So let’s break that down there's three words there. a lot of financial jargon can be confusing. First word is spot that is really in reference to the current market price. bitcoin is the world's largest cryptocurrency with over $1 trillion in investor capital. the third, etf, that is an exchange traded fund. So it’s a pooled investment vehicle that trades on an exchange. And it is making a lot of news these days over the last month and a half. the first spot bitcoin etf came to the market here in the US in january, making it easier to invest in bitcoin directly through your brokerage account in these spot bitcoin etfs.

SMITH: what are the benefits of investing in bitcoin in the first place?

HOFFMAN: investors are thinking about two things today. performance is the first one. If we look backward over the last 10 years, bitcoin has been the best performing asset in the world. So some investors are thinking about performance and return possibility there. the second is really about diversification, which is another fancy financial term that really means how does it behave with other assets. And so bitcoin has historically had a different return pattern than stocks, bonds, commodities, real estate and so investors are thinking about adding bitcoin to portfolios for both performance and potential diversification purposes.

SMITH: Great John, and if people like the idea that bitcoin are not tied to any government and want to have bitcoin in their portfolios, why choose to do it with an eft?

HOFFMAN: yeah so you can invest or buy bitcoin directly. the challenge with that is that you need to safekeep it. think about it if you bought gold. you need to store it and keep it safe. a lot of people think of bitcoin as digital gold. when you do it in an etf, like GBTC, that’s the symbol for the Grayscale Bitcoin ETF, it does that for you. it does the safekeeping for you. you don't need to download a crypto wallet, you don't need to store it on a hard drive. it does it in the etf which again makes it simple to do right within your brokerage account by entering GBTC as an example, for this particular spot bitcoin etf. this is a long-term investment that you should think about as a small part of the portfolio.

SMITH: how can people find more information?

HOFFMAN: so Bri we encourage you to visit www.grayscale g-r-a-y scale.com

SMITH: Thank you so much for being with us today John

HOFFMAN: Bri, thanks for having me

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.